UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 000-11917

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Davey 401KSOP and ESOP
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Davey Tree Expert Company 1500 North Mantua Street P.O. Box 5193 Kent, Ohio 44240

The Davey 401KSOP and ESOP ("Plan")
Form 11-K
December 31, 2007

TABLE OF CONTENTS

Page

Signatures	2

Index to Financial Statements and Supplemental Schedules	3

Exhibit Index

Exhibit 23 Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

1

The Davey 401KSOP and ESOP
December 31, 2007

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DAVEY 401KSOP AND ESOP

	By:	The Davey Tree Expert Company
as Plan Administrator

Date: June 19, 2008	By:	/s/ David E. Adante
David E. Adante
Executive Vice President, Chief Financial Officer
and Secretary

2

The Davey 401KSOP and ESOP ("Plan")

Audited financial statements and supplemental schedules for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and audited statement of income and changes in plan equity.

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Page

Report of Independent Registered Public Accounting Firm	F-1

Financial Statements

Statement of Net Assets Available for Benefits--December 31, 2007	F-2

Statement of Net Assets Available for Benefits--December 31, 2006	F-3

Statement of Changes in Net Assets Available for Benefits-- Year ended December 31, 2007	F-4

Notes to Financial Statements--December 31, 2007	F-5

Supplemental Schedules

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)-- December 31, 2007	F-11

All other schedules are omitted as not applicable or not required.

3

Report of Independent Registered Public Accounting Firm

To the 401KSOP and ESOP Committee
The Davey 401KSOP and ESOP
Kent, Ohio

We have audited the accompanying statements of net assets available for benefits of The Davey 401KSOP and ESOP as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Akron, Ohio
June 12, 2008

The Davey 401KSOP and ESOP

Statement of Net Assets Available for Benefits

December 31, 2007

	Nonparticipant Directed
	The Davey Tree Expert	Participant Directed
	Company Stock	Investment	Total
	Fund	Funds	December 31, 2007

Assets
Investments, at fair value:
Common shares	$74,670,112	$5,063,982	$79,734,094
Mutual funds	-	27,772,665	27,772,665
Common collective trust funds	202,382	1,452,150	1,654,532
Total investments	74,872,494	34,288,797	109,161,291

Receivables:
The Davey Tree Expert Company
contributions	1,082,882	-	1,082,882
Participants' contributions	-	163,258	163,258
Total receivables	1,082,882	163,258	1,246,140
Net assets available for benefits	$75,955,376	$34,452,055	$110,407,431

The Davey 401KSOP and ESOP

Statement of Net Assets Available for Benefits

December 31, 2006

	Nonparticipant Directed
	The Davey Tree Expert	Participant Directed
	Company Stock	Investment	Total
	Fund	Funds	December 31, 2006

Assets
Investments, at fair value:
Common shares	$64,234,175	$4,001,892	$68,236,067
Mutual funds	-	22,450,132	22,450,132
Common collective trust funds	723,600	1,344,712	2,068,312
Total investments	64,957,775	27,796,736	92,754,511

Receivables:
The Davey Tree Expert Company
contributions	462,957	-	462,957
Participants' contributions	-	164,758	164,758
Total receivables	462,957	164,758	627,715
Net assets available for benefits	$65,420,732	$27,961,494	$93,382,226

The Davey 401KSOP and ESOP

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007

	Nonparticipant Directed
	The Davey Tree Expert	Participant Directed	Total
	Company Stock Fund	Investment Funds	Year Ended December 31, 2007

Additions to net assets attributed to:
Contributions:
Participants	$-	$3,946,487	$3,946,487
The Davey Tree Expert Company:
Common Shares	1,082,882	-	1,082,882
Transfer in from another plan	-	1,249,645	1,249,645
Net appreciation in fair value of investments	13,509,061	2,766,873	16,275,934
Interest income	-	71,139	71,139
Dividends	765,282	339,523	1,104,805
Total additions	15,357,225	8,373,667	23,730,892

Deductions from net assets attributed to:
Distributions to participants:
Cash	3,387,185	1,792,222	5,179,407
Common shares	1,435,396	-	1,435,396
Administrative expenses	-	90,884	90,884
Total deductions	4,822,581	1,883,106	6,705,687

Net increase	10,534,644	6,490,561	17,025,205

Net assets available for benefits:
Beginning of year	65,420,732	27,961,494	93,382,226
End of year	$75,955,376	$34,452,055	$110,407,431

See notes to financial statements.

The Davey 401KSOP and ESOP

Notes to Financial Statements

December 31, 2007

A.  Description of the Plan

The following description of The Davey 401KSOP and ESOP (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan was established for the benefit of eligible employees as of January 1, 1979 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (sometimes referred to as “ERISA”).

General--The Plan is a defined contribution plan covering substantially all eligible employees of The Davey Tree Expert Company (the "Company" and "Plan Sponsor") and each subsidiary of the Company that has adopted the Plan. The eligibility of employees to participate in the Plan is based, in general, on both attaining age 21 and completing one year of continuous service.

The Davey 401KSOP and ESOP, known for periods prior to January 1, 1997 as The Davey Tree Expert Company Employee Stock Ownership Plan was amended and restated effective March 1, 2003. The Plan’s most recent amendment was effective January 31, 2007.  The portion of the Plan consisting of The Davey Tree Expert Company Stock Fund (the “ESOP feature”) is an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”) as a stock bonus plan. The portion of the Plan that is not the ESOP feature is a profit-sharing plan that is intended to qualify under Section 401(a) of the Code and includes a cash or deferred arrangement intended to qualify under Section 401(k) of the Code.

Reliance Trust Company serves as trustee for the assets of The Davey Tree Expert Company Stock Fund and Wells Fargo Bank Minnesota, N.A. serves as trustee for all other assets of the Plan. Both Reliance and Wells Fargo provide custodial services. Wells Fargo also provides other services, including executing all buy, sell and reinvestment transactions, and collecting and reporting all dividend and interest payments.

Contributions--Participating employees have the option to make elective contributions, subject to the limit allowed by the Internal Revenue Code ($15,500 for 2007, excluding catch-up contributions), further limited by other maximum contribution limits established by federal law, and subject to a weekly minimum contribution of 1% of the participant's compensation. The Company makes an annual matching contribution equal to 50% of the first 3% of compensation that a participant contributes. Company contributions are made in either cash or common shares of the Company.

Participant Accounts--Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings and charged with an allocation of administrative expenses. Allocations are based on the participant's selected investment mix. A participant is entitled to the benefit that can be provided from the participant's vested account balance.

Plan Transfer--During 2007, there was $1,249,645 transferred in to this Plan from another plan, with the participants eligible to participate in this Plan having transferred in on
March 21, 2007.

The Davey 401KSOP and ESOP

Notes to Financial Statements (continued)

A.  Description of the Plan (continued)

Vesting--Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of continuous service, retirement (at 65 years of age or early retirement), permanent disability or death.

Investment Options--Participants were provided with the following fund options and related investment profiles (provided by the fund managers), including directing up to 25% of their total contributions to The Davey Tree Expert Company Stock Fund.

Wells Fargo Diversified Bond Fund--Invests in different fixed income investment styles.

Wells Fargo Moderate Balanced Fund--Invests in a broadly diversified portfolio of stocks and bonds.

Wells Fargo Conservative Allocation Fund--Invests in a diversified portfolio of bonds and stocks (with a larger focus on bonds).

Wells Fargo Growth Balanced Fund--Invests in a diversified portfolio of stocks and bonds (with a larger focus on stocks).

Wells Fargo Aggressive Allocation Fund--Invests in a diversified portfolio of stocks and bonds (with a larger focus on stocks).

Janus Twenty Fund Inc--Invests in a core of 20 to 30 companies with growth potential that includes a combination of well established, multinational businesses and medium-size and faster-growing companies.

AIM Dynamics Fund Inc--Invests in equity securities of mid-sized core growth companies.

Vanguard Index TR Total Stock Market Fund--Invests in U.S. common stocks, designed to replicate the performance of the Wilshire 5000 Index.

Wells Fargo Large Cap Appreciation Fund--Invests in equity securities of large, established companies.

Franklin Small-Mid Cap Growth Fund--Invests in common stocks of small and medium-sized companies.

Neuberger Berman Genesis Fund--Invests in common stocks of companies with market capitalizations less than $1.5 billion at the time of purchase.

Mutual Discovery Fund--Invests in common and preferred stocks, debt securities and convertible securities of small-sized companies.

The Davey 401KSOP and ESOP

Notes to Financial Statements (continued)

A.  Description of the Plan (continued)

Templeton Growth Fund--Invests in common stocks and debt obligations of companies and governments in the U.S. and abroad.

Wells Fargo Stable Return Fund--Invests in high-grade money market instruments.

Wells Fargo Index Fund--Invests in a diversified portfolio of common stocks included in the Standard and Poor's 500 Index designed to replicate the performance of the Standard & Poor's 500 Index.

The Davey Tree Expert Company Stock Fund--Invests in common shares of The Davey Tree Expert Company (with temporary investments made in a money market fund).

Participants may change their investment options daily.

Payments of Benefits--Participants who terminate may elect to receive distributions of vested benefits either in cash or common shares of the Company. Shares of The Davey Tree Expert Company Stock Fund issued after January 1, 1997 are to be distributed in a lump sum as either common shares or cash. Shares of The Davey Tree Expert Company Stock Fund issued before January 1, 1997 may be distributed in a lump sum of common shares; or at the option of the participant, cash may be distributed either in lump-sum or monthly, quarterly, or annual installments over a period not to exceed either the participant's normal life expectancy, or the normal life expectancy of the participant and their beneficiary. Former participants wishing to sell their shares must offer such shares first to the Plan and then to the Company.

Forfeited Accounts--Forfeited accounts arise from participants whose employment terminates before vesting occurs. However, if a former participant is rehired, in certain instances, forfeited accounts will be restored to the employee's Plan account. Amounts forfeited are used to restore previously forfeited accounts when necessary. Remaining amounts forfeited are used to offset future Company contributions. At December 31, 2007, forfeited accounts totaled $416,134.

Voting Rights--Each participant is entitled to exercise voting rights attributable to the common shares of the Company allocated to his or her account and is notified by the Trustee at least thirty days prior to the time such rights are to be exercised. Participants are requested to instruct the Trustee as to how shares should be voted.  If a participant does not provide the Trustee with instructions as to how shares should be voted, then such shares are voted, as provided in the Plan, proportionately in accordance with instructions received from other participants in the Plan.

B.  Summary of Significant Accounting Policies

Basis of Accounting--The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment Valuation and Income Recognition--The investments of the Plan are reported at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (that is, an “exit price”).

The Davey 401KSOP and ESOP

Notes to Financial Statements (continued)

B.  Summary of Significant Accounting Policies (continued)

The Davey Tree Expert Company Common Stock Fund is comprised of the Company’s common shares and a small portion of short-term investments. The Company’s common shares are not listed or traded on an established public trading market and market prices are, therefore, not available.  Semiannually, for purposes of the Company’s 401KSOP, the fair market value of the common shares is determined by an independent stock valuation firm, based upon Company performance and financial condition, using a peer group of comparable companies selected by that firm.  The peer group at December 31, 2007 consisted of ABM Industries Incorporated, Comfort Systems USA, Inc., Dycom Industries, Inc., FirstService Corporation, Quanta Services, Inc., Rollins, Inc., and Scotts Miracle-Gro Company.  The semiannual valuations are effective for a period of six months and the per-share price established by those valuations is the price at which the Board of Directors of the Company has determined that the common shares will be bought and sold during that six-month period in transactions involving the Company or one of its employee benefit or stock purchase plans.  Since 1979, the Company has provided a ready market for all shareholders through its direct purchase of their common shares, although the Company is under no obligation to do so.

The investments in mutual funds and common collective trust funds are stated at market value, which represents fair value, as reported and determined by Wells Fargo Bank Minnesota, N.A. as of the Plan’s year end.  The Wells Fargo Money Market Fund is valued at cost, which approximates fair value.

The Wells Fargo Stable Return Fund is a common collective trust that is held in the general account of Wells Fargo (the “Stable Return Fund”). The Stable Return Fund invests in high-grade money market instruments, including indirectly investing in fully benefit-responsive guaranteed investment contracts. The contract value of the fully benefit-responsive investment contracts is considered a relevant measurement attribute because contract value is the amount participants would receive if they were to initiate permitted transactions, which would be reflected in the market value determined daily for the Stable Return Fund. As required by U.S. GAAP, the Stable Return Fund is included in the Plan’s statements of net assets available for benefits at market value, which represents fair value. At     December 31, 2007 and 2006, the Stable Return Fund at contract value approximated fair value.

The change in net unrealized appreciation or (depreciation) on investments is included in the statement of changes in net assets available for benefits. Net appreciation (depreciation) in the fair value of investments includes the realized gain or loss on sale of investments sold and unrealized gains/losses on investments held during the year determined on a revalued cost basis.

Purchases and sales of securities are accounted for on the trade date.  Dividend income is accounted for on the ex-dividend date.

Administrative Expenses--The costs of administering the Plan are paid by the Company, except for trustee and recordkeeping fees, Company stock valuation services and audit fees, which are paid by the Plan.

Use of Estimates--The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.  The most important of these estimates and assumptions relate to fair value measurements of the Plan investments. Although these and other estimates are based on the best available information, actual results could be materially different from those estimates.

New Accounting Pronouncement Requiring Adoption in 2008--In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (“FAS 157”), “Fair Value Measurements.”  FAS 157 established a common definition of fair value, established a framework for measuring fair value, and expands presentations about fair value measurement. The Plan is required to adopt the provisions of FAS 157 in 2008. Plan management has not completed the process of evaluating the impact of adoption on Plan financial statements. However, when adopted, FAS 157 is not expected to have a material impact on the financial statement presentations related to net assets available for benefits or changes in net assets available for benefits.

C.  Investments

The following is a summary of assets held for investment:

	December 31, 2007			December 31, 2006
	Number of			Number of
	Shares, Units	Fair		Shares, Units	Fair
	or Par Value	Value		or Par Value	Value

Independent Valuation

The Davey Tree Expert Company Common Stock	2,523,231	$79,734,094	*	2,634,597	$68,236,067	*

Market Value

Wells Fargo Diversified Bond Fund	64,542	1,592,258		50,380	1,244,395

Wells Fargo Moderate Balanced Fund	180,649	3,703,297		127,261	2,714,480

Wells Fargo Conservative Allocation Fund	7,135	136,707		4,282	82,588

Wells Fargo Growth Balanced Fund	14,912	423,508		8,828	268,201

Wells Fargo Aggressive Allocation Fund	13,544	199,091		7,107	108,869

Janus Twenty Fund Inc	21,584	1,599,361		14,673	801,413

AIM Dynamics Fund Inc	26,202	624,650		19,702	418,080

Vanguard Index TR Total Stock Market Fund	17,428	594,803		11,241	383,208

Wells Fargo Large Cap Appreciation Fund	32,320	392,684		24,203	268,168

Franklin Small-Mid Cap Growth Fund	118,024	4,179,244		95,743	3,616,220

Neuberger Berman Genesis Fund	39,255	1,130,139		32,523	909,993

Mutual Discovery Fund	159,557	5,120,170		142,297	4,290,267

Templeton Growth Fund	177,804	4,279,736		154,544	3,965,599

Wells Fargo Index Fund	68,059	3,797,017		60,614	3,378,651

Wells Fargo Stable Return Fund	39,819	1,651,535		52,149	2,068,312

Cost, Approximates Fair Value

Wells Fargo Money Market Fund	2,997	2,997		-	-

Total Investments		$109,161,291			$92,754,511

* Investments that represent 5% or more of the fair value of net assets available for benefits as of the date indicated.

The Davey 401KSOP and ESOP

Notes to Financial Statements (continued)

C.  Investments (continued)

During the year ended December 31, 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Year Ended
December 31, 2007

The Davey Tree Expert Company common shares	$14,410,913
Mutual funds	1,785,482
Common collective trust funds	79,539
Net appreciation in fair value	$16,275,934

D.  Concentration of Market Risks and Other Exposures

The Plan had investments in the common stock of The Davey Tree Expert Company of $ 79,734,094, approximating 72.2% of net assets at December 31, 2007, and $68,236,067, approximating 73.1% of net assets at December 31, 2006.

The investments in the common stock of The Davey Tree Expert Company are exposed to market risk—the potential economic loss that may result from adverse changes in fair value.  Other investments of the Plan are also exposed to various risks, such as market risk, interest risk and credit risk.

Due to the level of risk associated with the common stock of The Davey Tree Expert Company and other investments of the Plan, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

E.  Party-in-Interest Transactions

Certain plan investments include funds managed by Wells Fargo Bank Minnesota, N.A., one of the trustees for the Plan, and, therefore, these transactions qualify as party-in-interest transactions, as defined. Fees paid to trustees during 2007 totaled $47,657.

F.  Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

G.  Tax Status of the Plan

The Internal Revenue Service has determined and informed the Company, in a letter dated February 9, 2005, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the "Code").  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Davey Tree Expert Company, as Plan Sponsor, believes that the Plan is operated in compliance with the applicable requirements of the Code.

The Davey 401KSOP and ESOP EIN: 34-0176110 Plan Number: 004 Schedule H, Line 4i--Schedule of Assets (Held at End of Year) December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value

*	The Davey Tree Expert Company (A)	2,523,231 common shares	$ 14,171,553	$ 79,734,094

	Mutual Funds:

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Diversified Bond Fund--64,542 units	**	1,592,258

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Moderate Balanced Fund--180,649 shares	**	3,703,297

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Conservative Allocation Fund--7,135 shares	**	136,707

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Growth Balanced Fund--14,912 shares	**	423,508

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Aggressive Allocation Fund--13,544 shares	**	199,091

	Janus Capital	Janus Twenty Fund Inc-- 21,584 shares	**	1,599,361

	AIM Funds Group	AIM Dynamics Fund Inc-- 26,202 shares	**	624,650

	Vanguard	Vanguard Index TR Total Stock Market Fund--17,428 shares	**	594,803

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Large Cap Appreciation Fund--32,320 shares	**	392,684

	Franklin Templeton	Franklin Small-Mid Cap Growth Fund--118,024 shares	**	4,179,244

	Neuberger Berman Group	Neuberger Berman Genesis Fund--39,255 shares	**	1,130,139

	Franklin Templeton	Mutual Discovery Fund-- 159,557 shares	**	5,120,170

	Franklin Templeton	Templeton Growth Fund-- 177,804 shares	**	4,279,736

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Index Fund-- 68,059 units	**	3,797,017

	Common Collective Trust Funds:

*	Wells Fargo Bank Minnesota, N.A.(A)	Wells Fargo Stable Return Fund-- 39,819 units	1,422,860	1,651,535

*	Wells Fargo Bank Minnesota, N.A.(A)	Money market fund-- 2,997 units	2,997	2,997

				$ 109,161,291
*	A party-in-interest as defined by ERISA
**	Cost information is not required for participant-directed investments
(A)	Nonparticipant and participant directed

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	Filed Herewith